AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1998 SECURITIES ACT REGISTRATION NO. 333-63145
INVESTMENT COMPANY ACT FILE NO. 811-08991

-------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                --------------
                                   FORM N-2

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[_] PRE-EFFECTIVE AMENDMENT NO.

[X] POST-EFFECTIVE AMENDMENT NO. 1
                                      AND

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X] AMENDMENT NO. 5

                        THE BLACKROCK HIGH YIELD TRUST
              (Exact name of Registrant as specified in charter)
                   C/O BLACKROCK FINANCIAL MANAGEMENT, INC.
                                345 PARK AVENUE
                           NEW YORK, NEW YORK 10154
                   (Address of principal executive offices)

                                (800) 227-7236
             (Registrant's Telephone Number, including Area Code)

                             RALPH L. SCHLOSSTEIN
                                   PRESIDENT
                        THE BLACKROCK HIGH YIELD TRUST
                                345 PARK AVENUE
                           NEW YORK, NEW YORK 10154
                    (Name and address of Agent for Service)

                                WITH A COPY TO:
            THOMAS A. HALE                        STEVEN N. ROBINSON
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM     CLEARY, GOTTLIEB, STEEN & HAMILTON
              (ILLINOIS)                    2000 PENNSYLVANIA AVENUE, N.W.
 AND AFFILIATES 333 WEST WACKER DRIVE            WASHINGTON D.C. 20006
     CHICAGO, ILLINOIS 60606-1285

                                --------------
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the Registration Statement.

IF ANY SECURITIES ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS IN RELIANCE ON RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED IN CONNECTION WITH A DIVIDEND REINVESTMENT PLAN, CHECK THE
FOLLOWING BOX . . . . .  [_]

[X] THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT AND THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING IS 33-63145.

                                --------------
       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

-------------------------------------------------------------------------------

                                       PROPOSED       PROPOSED
                                       MAXIMUM        MAXIMUM
TITLE OF SECURITIES      AMOUNT BEING  OFFERING PRICE AGGREGATE      AMOUNT OF
BEING REGISTERED         REGISTERED(1) PER SHARE      OFFERING PRICE REGISTRATION FEE(2)
----------------------------------------------------------------------------------------
Shares, no par value.... 6,670,000     $15.00         $100,050,000   $27,814

-------------------------------------------------------------------------------

(1) Includes 870,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.

(2) A fee of $3,054 was paid on September 10, 1998, a fee of $16,305 was paid on November 24, 1998 and a fee of $7,194 was paid on December 17, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                        THE BLACKROCK HIGH YIELD TRUST

                             CROSS REFERENCE SHEET

          (Pursuant to Rule 404(c) under the Securities Act of 1933)

                          Parts A & B of Prospectus*

Item  1.  Outside Front Cover........................................... Front Cover Page
Item  2.  Inside Front and Outside Back Cover Page...................... Front Cover Page; Inside
                                                                         Front Cover Page; Outside
                                                                         Back Cover Page
Item  3.  Fee Table and Synopsis........................................ Prospectus Summary; Fee
                                                                         Table
Item  4.  Financial Highlights.......................................... Not Applicable
Item  5.  Plan of Distribution.......................................... Front Cover Page; Prospectus
                                                                         Summary; Distribution
Item  6.  Selling Shareholders.......................................... Not Applicable
Item  7.  Use of Proceeds............................................... Use of Proceeds; Investment
                                                                         Objective and Policies
Item  8.  General Description of the Registrant......................... Front Cover Page; Prospectus
                                                                         Summary; The Trust;
                                                                         Investment Objective and
                                                                         Policies; Risk Factors
Item  9.  Management.................................................... Management of the Trust
Item 10.  Capital Stock, Long-Term Debt, and Other Securities........... Description of the Shares
Item 11.  Defaults and Arrears on Senior Securities..................... Not Applicable
Item 12.  Legal Proceedings............................................. Not Applicable
Item 13.  Table of Contents of the Statement of Additional Information.. Not Applicable
Item 14.  Cover Page.................................................... Not Applicable
Item 15.  Table of Contents............................................. Not Applicable
Item 16.  General Information and History............................... The Trust
Item 17.  Investment Objective and Policies............................. Investment Objective and
                                                                         Policies
Item 18.  Management.................................................... Management of the Trust
Item 19.  Control Persons and Principal Holders of Securities........... Management of the Trust
Item 20.  Investment Advisory and Other Services........................ Management of the Trust
Item 21.  Brokerage Allocation and Other Practices...................... Investment Objective and
                                                                         Policies
Item 22.  Tax Status.................................................... Taxes
Item 23.  Financial Statements.......................................... Statements of Assets and
                                                                         Liabilities

* Pursuant to the General Instructions of Form N-2, all information required to be set forth in Part B: Statement of Additional Information has been included in Part A: The Prospectus is included in Pre-Effective Amendment No. 3 to the Registration Statement which is incorporated by reference. The Prospectus. Information required to be included in Part C is set forth under the appropriate item, so numbered in Part C of this Registration Statement.

                                    PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(1) FINANCIAL STATEMENTS

* Part A--Report of Independent Accountants.
  Statement of Assets and Liabilities.

  Part B--None.

(2) EXHIBITS:

 (a)**     Agreement and Declaration of Trust
 (b)**     By-Laws
 (c)       Inapplicable
 (d)**     Form of Specimen Certificate
 (e)**     Form of Automatic Dividend Reinvestment Plan
 (f)       Inapplicable
 (g)(i)**  Form of Investment Advisory Agreement
 (g)(ii)** Form of Sub-Investment Advisory Agreement
 (h)**     Form of Underwriting Agreement
 (i)       Inapplicable
 (j)**     Form of Custodian Agreement
 (k)(i)**  Form of Administration Agreement
 (k)(ii)** Form of Registrar, Transfer Agent and Services Agreement
 (l)*      Opinion and Consent of Counsel to the Trust
 (m)       Inapplicable
 (n)*      Consent of Independent Public Accountants
 (o)       Inapplicable
 (p)**     Initial Subscription Agreement
 (q)       Inapplicable
 (r)**     Financial Data Schedule

--------

*  Filed Herewith.
** Previously Filed.

ITEM 25. MARKETING ARRANGEMENTS

  Reference is made to the Form of Underwriting Agreement for Registrant's shares of beneficial interest to be filed by amendment to this Registration Statement.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

      Registration fees................................................ $ 27,814
      New York Stock Exchange listing fee..............................   81,100
      Printing (other than certificates)...............................  400,000
      Engraving and printing certificates..............................   10,000
      Fees and expenses of qualification under state securities laws
       (excluding fees of counsel).....................................        0
      Accounting fees and expenses.....................................   25,000
      Legal fees and expenses..........................................  325,000
      NASD fee.........................................................   10,505
      Miscellaneous....................................................   45,681
          Total........................................................ $925,000

--------
* To be furnished by amendment.

ITEM 27. PERSON CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

  Prior to August 10, 1998 the Trust had no existence. As of the effective date, the Trust will have entered into a Subscription Agreement for 6,667 shares with BlackRock Advisors, Inc. and an Underwriting Agreement with respect to 5,800,000 shares with the Underwriters.

ITEM 28. NUMBER OF HOLDERS OF SHARES

                                                                    NUMBER OF
      TITLE OF CLASS                                              RECORD HOLDERS
      --------------                                              --------------
      Shares of Beneficial Interest..............................        0

ITEM 29. INDEMNIFICATION

Article V of the Registrant's Agreement and Declaration of Trust provides as follows:

  Section 5.1. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence (negligence in the case of those Trustees or officers who are directors, officers or employees of the Trust's investment advisor ("Affiliated Indemnitees")) or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

  Section 5.2. a. The Trust hereby agrees to indemnify the Trustees and officers of the Trust (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 5.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as "disabling conduct"). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

  b. Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither "interested persons" of the Trust (as defined in Section 2(a)(19) of the 1940
Act) nor parties to the proceeding ("Disinterested Non-Party Trustees"), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

  c. The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee's good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met:
(1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

  d. The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

  e. Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify other Persons providing services to the Trust to the full extent provided by law as if the Trust were a corporation organized under the Delaware General Corporation Law provided that such indemnification has been approved by a majority of the Trustees.

  Insofar as indemnification for liabilities arising under the Act, may be permitted to trustees, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Not Applicable

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

  The Trust's accounts, books and other documents are currently located at the offices of the Registrant, c/o BlackRock Advisors, Inc., 345 Park Avenue, New York, New York 10154 and at the offices of State Street Bank and Trust, the Registrant's Custodian and Boston EquiServ, the Registrant's Transfer Agent and Dividend Disbursing Agent.

ITEM 32. MANAGEMENT SERVICES

Not Applicable

ITEM 33. UNDERTAKINGS

  (a) The Registrant hereby undertakes to suspend offering of its units until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

  (b) The Registrant hereby undertakes that (i) for the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; (ii) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURE

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK, ON THE 18TH DAY OF DECEMBER, 1998.

                                                 /s/ Ralph L. Schlosstein
                                          _____________________________________
                                                   RALPH L. SCHLOSSTEIN
                                                        PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES ON THE 18TH DAY OF DECEMBER, 1998.


                NAME                           TITLE

       /s/ Andrew F. Brimmer*                 Trustee
-------------------------------------
          ANDREW F. BRIMMER

      /s/ Richard E. Cavanagh*                Trustee
-------------------------------------
         RICHARD E. CAVANAGH

           /s/ Kent Dixon*                    Trustee
-------------------------------------
             KENT DIXON

        /s/ Frank J. Fabozzi*                 Trustee
-------------------------------------
          FRANK J. FABOZZI

        /s/ Laurence D. Fink*                 Trustee
-------------------------------------
          LAURENCE D. FINK

         /s/ James Grosfeld*                  Trustee
-------------------------------------
           JAMES GROSFELD

  /s/ James Clayburn LaForce, Jr.*            Trustee
-------------------------------------
     JAMES CLAYBURN LAFORCE, JR.

       /s/ Walter F. Mondale*                 Trustee
-------------------------------------
          WALTER F. MONDALE

      /s/ Ralph L. Schlosstein                Trustee and
-------------------------------------          President (Chief
        RALPH L. SCHLOSSTEIN                   Executive Officer)

          /s/ Henry Gabbay*                   Treasurer (Principal
-------------------------------------          Financial and
            HENRY GABBAY                       Accounting Officer)

       /s/ Ralph L. Schlosstein
*By:_________________________________
         RALPH L. SCHLOSSTEIN
           ATTORNEY-IN-FACT

EXHIBIT INDEX

2(1) Opinion and Consent of Counsel to the Trust

     Consent of Independent Public Accountants